UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-29219

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:June 30, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --  REGISTRANT INFORMATION

Viking Investments Group, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable

138 Pinxinguan Road, Suite 906 Address of Principal Executive Office (Street and Number)

Shanghai, China 200070 City, State and Zip Code

PART II --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant did not obtain all the necessary information prior to the filing date, the accountant could not complete the required financial statements, and management could not complete the Management’s Discussion and Analysis of such financial statements prior to the filing deadline.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tom Simeo	+86 (21)	6034 0015
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes	☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Viking Investments Group, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2013	By: /s/ Tom Simeo
Tom Simeo, Chief Executive Officer

Explanation

We anticipate that the Company incurred a net loss of $227,972 during the three months ended June 30, 2013 compared with net loss of $118,099 for the three months ended June 30, 2012.  The anticipated increase in net loss is mainly due to the increase of accounting fees, legal fees, and the derivative loss on an outstanding convertible note.

3